5/19

Follow-Up Materials

09046919

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: SUPPL

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00005 FISCAL YEAR:

(03/94)

083-00005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

in respect of its
Discount Notes

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: May 15, 2009

The following information regarding International Finance Corporation's (the "Corporation") Discount Notes (the "Discount Notes") is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents.

The Corporation intends to offer unsecured Discount Notes on a continuous basis with maturities of 360 days or less at a discount for public distribution through a group of dealers (the "Selling Group") consisting of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and UBS Securities LLC (the "Dealers"). The relevant documentation for the Discount Notes includes the Information Statement dated November 12, 2008; the updated Offering Circular dated May 15, 2009 (the "Offering Circular"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation and the Discount Notes Selling Group Agreements with each of the Dealers, each dated May 11, 2009.

The Federal Reserve Bank of New York acts as fiscal agent (the "Fiscal Agent") of the Corporation with respect to Discount Notes pursuant to a uniform fiscal agency agreement effective as of July 20, 2006 (as amended and supplemented from time to time, the "Fiscal Agency Agreement") between the Corporation and the Federal Reserve Bank of New York.

Item 1. Description of Obligations

See, generally, the Offering Circular.

(a) Title and Date

The Discount Notes will be offered in denominations of $100,000 and additional integral multiples of $1,000. The Discount Notes will be issued in book-entry form only. The Discount Notes will have maturities of 360 days or less.

On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers, including JP Morgan Chase Bank N.A. and Citibank N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Discount Notes to

another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.

(b) Interest Rate/Interest Payment Date

Each Discount Note will, except as set forth below, be a non-interest bearing obligation sold at a discount from the face amount thereof and with the face amount thereof payable in full on the maturity date thereof. The purchase price to the public for each such Discount Note sold on a discounted basis shall be the difference between the face amount of the Discount Note and the amount arrived at by dividing by 360 the product of:

(a) the face amount of the Discount Note multiplied by the percentage rate of discount applicable to the Note (said percentage rate of discount being hereinafter called the "Discount Rate") multiplied by

(b) the actual number of days the Discount Note will be outstanding (including the date of issue but excluding the maturity date).

At the request of a member of the Selling Group, IFC will, instead of issuing a Discount Note, issue to such member of the Selling Group an interest-bearing Note at a purchase price equal to 100% of the principal amount thereof. In such case, the interest rate borne by the Discount Note (the "Interest Rate") will be a percentage rate of interest that will be equal to the "yield to maturity" that would have been produced by the Discount Note had the Discount Note been sold on a discounted basis at the applicable Discount Rate for the maturity date thereof, such interest rate to be computed by the member of the Selling Group and such computation to be subject to the approval of IFC. The principal amount of each interest bearing Discount Note, together with interest accrued thereon to the maturity date thereof, will be payable in full on the maturity date thereof.

(c) Maturity Date

The maturity date for each Discount Note will be specified in the records maintained by the Fiscal Agent. Maturity dates shall not include Saturdays, Sundays or other days on which the Fiscal Agent is closed for business. In addition to such dates, IFC may from time to time, in IFC's sole discretion, advise the Selling Group orally of other dates within the authorized maturity range that are not eligible as maturity dates.

(d) Redemption Provisions/Amortization Provisions

The redemption price will be the face amount thereof and, in the case of interest-bearing Discount Notes, the principal amount thereof plus accrued interest thereon to the maturity date thereof. In the event that the Fiscal Agent is closed for business on the maturity date, the maturity date shall be deemed to be the next day on which the Fiscal Agent is open for business, but without any adjustment to the amount payable on the Discount Notes.

(e) Kind and Priority of Liens

N/A

(f) Priority of Obligations.

N/A

(g) Amendment of Terms.

N/A

(h) Other Material Provisions.

N/A

(i) Agents.

The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

(a) Plan of Distribution.

The Discount Notes are offered on a continuous basis through members of the Selling Group.

(b) Stabilization Provisions.

N/A

(c) Responsibility of Each Underwriter/Withholding of Commissions.

N/A

Item 3. Distribution Spread

A member of the Selling Group is paid a concession (which is deducted from the purchase price) for each Discount Note sold to such member of the Selling Group that is determined by multiplying the face amount (or the principal amount) of such Discount Note by 0.03% multiplied by the

actual number of days such Discount Note will be outstanding (including the date of issue but excluding the maturity date) divided by 360 days.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Except for the concession to the members of the Selling Group described in Item 3, there are no discounts or commissions to sub-underwriters or dealers. No portion of such concession may be re-allowed except as expressly authorized by IFC.

Item 5. Other Expenses of Distribution

The Corporation will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

Item 6. Application of Proceeds

The net proceeds to the Corporation from the sale of the Discount Notes will be used in the general operations of the Corporation.

Item 7. Exhibits

A. Information Statement (November 12, 2008);[1]

B. Uniform Fiscal Agency Agreement (effective July 20, 2006);[2] and

C. Offering Circular (May 15, 2009).

D. Legal Opinion of the Vice President and General Counsel of the Corporation, May 14, 2009; and

E. Legal Opinion of the Vice President and General Counsel of the Corporation, May 14, 2009.

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 13, 2008

2 Filed on August 14, 2006.

Item 7. Exhibits

A. Information Statement (November 12, 2008);[1]

B. Uniform Fiscal Agency Agreement (effective July 20, 2006);[2] and

C. Offering Circular (May 15, 2009).

D. Legal Opinion of Vice President and General Counsel of the Corporation, May 14, 2009; and

E. Legal Opinion of Vice President and General Counsel of the Corporation, May 14, 2009.

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 13, 2008

2 Filed on August 14, 2006.

Offering Circular

International Finance Corporation

DISCOUNT NOTES

The International Finance Corporation (the "Corporation"), intends to offer on a continuous basis notes ("Discount Notes") with maturities of 360 days or less at a discount. The Discount Notes are offered through a group of dealers consisting of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and UBS Securities LLC (the "Dealers"). The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer's order for Discount Notes to be issued by the Corporation for less than $100,000 aggregate face amount per maturity date. Discount Notes will be issued only in uncertificated book-entry form and are available in denominations of $1,000 and integral multiples thereof. The maturities of Discount Notes offered by the Corporation and the discount rate for various maturities will be established from time to time by the Corporation. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

Each of the Dealers has undertaken to the Corporation to use its best efforts to maintain a secondary market for the Discount Notes.

The Federal Reserve Bank of New York acts as Fiscal Agent of the Corporation with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers, including JPMorgan Chase Bank, N.A. and Citibank, N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Discount Notes to another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

The Discount Notes are not the obligations of the International Bank for Reconstruction and Development or of any government.

The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

May 15, 2009

Book-entry System

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.

The Corporation will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

United States Membership in the Corporation

The United States became a shareholder of the Corporation pursuant to an Act of Congress (the "International Finance Corporation Act", 22 U.S.C. §§ 282 et seq.). The United States is the Corporation's largest shareholder, having 24.07% of its shares and 23.63% of the total voting power at June 30, 2008. Each member country, including the United States has one representative on the Corporation's Board of Governors. The Corporation is an instrumentality of its member governments including the United States Government.

Eligibility for Investment

The Discount Notes may be accepted as security for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof (31 C.F.R. § 202.6(b)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts, subject to applicable margin adjustments (31 C.F.R. § 203.21(d)).

National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. § 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Corporation are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. §§ 1431(h) and 1436(a)).

Approval of the United States Government

As required by its Articles of Agreement (the "Articles"), the Corporation has obtained the approval of the United States Government for the raising of funds in or outside the United States through the issuance of the Discount Notes.

Status Under Securities Acts

Under the provisions of Section 13(a) of the International Finance Corporation Act, as amended, the Discount Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

Validity of the Discount Notes

The validity of the Discount Notes has been passed upon by the Vice President and General Counsel of the Corporation and by Sullivan & Cromwell LLP, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Corporation. The opinions of counsel of the Corporation and of Sullivan & Cromwell LLP are conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Corporation in connection with the issuance and sale of any particular Discount Note and other matters which cannot be ascertained on the date of their opinions.

Use of Proceeds

The net proceeds to the Corporation from the sale of Discount Notes will be used in the general operations of the Corporation.

Tax Matters

The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

Discount Notes and the interest and original issue discount ("OID") thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate, will be taxable on the interest and OID accrued or received with respect to Discount Notes depending on such taxpayer's method of accounting and any special rules applicable to such taxpayer. Accrual-basis taxpayers generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. For cash-basis taxpayers generally, OID will not be subject to ratable inclusion, but gain on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of the OID attributable to the period during which the selling taxpayer held such Discount Notes.

The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the "Ruling") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Corporation. The Ruling provides that interest paid by the Corporation on such securities, including accrued OID, constitutes income from sources outside the United States.

Under the Ruling, the Corporation's payments of interest and original issue discount ordinarily would not be subject to United States Federal income tax, if paid to a nonresident alien individual (or foreign estate or trust) or to a foreign corporation, whether or not such person is

engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

The Corporation's Articles provide that the Corporation's securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Corporation or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation. The imposition of United States Federal income tax in the manner described above is not inconsistent with the Corporation's Articles.

Under its Articles, the Corporation is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Ruling accordingly determined that neither the Corporation nor an agent appointed by it for the purpose of paying interest on securities issued by the Corporation is required to withhold tax on interest paid by the Corporation. Payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

Furthermore, neither the Corporation nor, under regulations effective January 1, 2001, the Fiscal Agent is subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Corporation nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals. However, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments of interest and principal and accruals of OID within the United States to certain non-corporate United States persons as if such returns were required of it.

In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Corporation are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

Availability of Information

The Corporation prepares:

(a) unaudited quarterly financial statements and audited annual financial statements;

(b) an annual information statement (the "Information Statement") which describes the Corporation, including its capital, operations and administration, the Articles, the Corporation's legal status, and its principal financial policies, and contains the Corporation's most recent audited financial statements; and

(c) an annual report that includes a description of the Corporation's operations and results for the relevant fiscal year.

The Corporation is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the "Commission") under the United States International Finance Corporation Act of 1955, as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively the "IFC Information").

The IFC Information may be inspected and copies may be obtained (at prescribed rates) from the Commission at 100 F Street, N.E., Washington, DC 20549. Copies of the IFC Information also will be available without charge from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, DC 20433.

Incorporation by Reference

The Information Statement dated November 12, 2008, including the Corporation's audited annual financial statements as of June 30, 2008, and any Information Statement and any quarterly or annual financial statements filed by the Corporation pursuant to Regulation IFC subsequent to November 12, 2008 and prior to the termination of the offering of Discount Notes under this Offering Circular shall be deemed to be incorporated by reference into this Offering Circular and to be a part hereof.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

IFC | International Finance Corporation
World Bank Group

EXHIBIT D

May 14, 2009

Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
At the respective addresses listed in Annex A

International Finance Corporation
Discount Notes (the "Notes")

Ladies and Gentlemen:

I am the Vice President and General Counsel of International Finance Corporation (the "Corporation") and, as such, I am delivering this opinion to you today in connection with the Notes, under the Discount Notes Selling Group Agreements dated May 11, 2009 between the Corporation and you (the "Selling Group Agreements"). Capitalized terms used in this opinion without definition have the respective meanings specified in the Selling Group Agreements.

In so acting I have reviewed (i) the proceedings of the Corporation authorizing the issuance of the Notes, and (ii) the documents relating to the issuance and sale of the Notes. The Notes will be issued in book-entry form through the Federal Reserve Bank of New York.

In connection with such review, I have examined among other things:

(a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Board of Directors of the Corporation;

(b) Resolution No. 2007-0057, adopted by the Board of Directors of the Corporation on June 29, 2007, relating to the General Investment Authorization of the Corporation;

(c) Resolution No. IFC 2008-0047 approved by the Board of Directors of the Corporation on June 23, 2008 , relating, inter alia, to the authorization, creation, execution, issue and sale of the Notes (collectively with Resolution No. 2007-0057, and including such successor resolutions that may be adopted by the Board of Directors from time to time, the "Funding Resolutions");

(d) the Selling Group Agreements;

(e) the Offering Circular dated May 11, 2009;

(f) the Uniform Fiscal Agency Agreement effective July 20, 2006 between the Corporation and the Federal Reserve Bank of New York, as Fiscal Agent (the "Uniform Fiscal Agency Agreement"); and

(g) such other documents relating to the authorization of the Notes, and the authorization and execution of the Selling Group Agreement and the Uniform Fiscal Agency Agreement, and such other documentation as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

(i) the Corporation is an international organization duly established and existing under its Articles of Agreement;

(ii) the Corporation has obtained, and prior to the time of issuance of any particular issue of Notes the Corporation will have obtained, all governmental approvals and other consents, approvals and other authorizations required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes;

(iii) the Corporation has full legal capacity under its Articles of Agreement to enter into and perform its obligations underthe Selling Agent Agreements and the Uniform Fiscal Agency Agreement, and to issue, deliver and perform its obligations under any Notes;

(iv) the creation, issue, sale and delivery of the Notes have been duly authorized, and when issued, delivered and paid for the Notes will constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v) the Selling Group Agreements have been duly authorized, executed and delivered by the Corporation;

(vi) the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Uniform Fiscal Agency Agreement

constitutes a valid and legally binding obligation of the Corporation;

(vii) with respect to any particular issue of Notes, as of the relevant date of issue, and after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in each of (a) Article III, Section 6(i) of its Articles of Agreement and (b) the Funding Resolutions;

(viii) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended.

In giving the opinions stated in paragraphs (iii), (iv), (v) and (vi) hereof, I express no opinion as to New York law, which law is expressed to govern the Uniform Fiscal Agency Agreement, and as to which you have received today an opinion from Sullivan & Cromwell LLP dated the date hereof.

This opinion is addressed to you solely for your benefit and no one, other than yourselves, may rely thereon without my express consent, except that Sullivan & Cromwell LLP, in connection with its legal opinion dated the date hereof, may rely on the opinion set forth herein.

Very truly yours,

Rachel F Robbins

Rachel F Robbins
Vice President and General Counsel

ANNEX A

Barclays Capital Inc.
200 Park Avenue
New York, NY 10166

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, NY 10018

J.P. Morgan Securities Inc.
383 Madison Avenue
New York, NY 10179

UBS Securities LLC
677 Washington Blvd.,
Stamford, CT 06901

IFC | International Finance Corporation
World Bank Group

EXHIBIT E

May 14, 2009

Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
At the respective addresses listed in Annex A

International Finance Corporation
Discount Notes (the "Notes")

Ladies and Gentlemen:

This is with reference to the Offering Circular dated May 11, 2009, as amended or supplemented from time to time, and any documents incorporated therein by reference (collectively, the "Offering Circular") of International Finance Corporation (the "Corporation"), relating to the issuance from time to time of Discount Notes.

The Offering Circular has been prepared under my supervision, and I am generally familiar with the operations of the Corporation as a result of the performance of my duties as Vice President and General Counsel of the Corporation. Although I have not independently verified the accuracy, completeness or fairness of all statements contained in the Offering Circular and do not assume responsibility therefor, nothing has come to my attention which has caused me to believe that the Offering Circular, as of its date and as of the date hereof, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Offering Circular or incorporated therein by reference. In rendering the foregoing, we have relied, with their approval, upon the opinion of Sullivan & Cromwell LLP delivered to us dated the date hereof relating to certain tax matters.

This letter is furnished by me as Vice President and General Counsel of the Corporation addressed to you as Dealers and is solely for your benefit.

Very truly yours,

Rachel F Robbins

Rachel F Robbins
Vice President and General Counsel

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

ANNEX A

Barclays Capital Inc.
200 Park Avenue
New York, NY 10166

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, NY 10018

J.P. Morgan Securities Inc.
383 Madison Avenue
New York, NY 10179

UBS Securities LLC
677 Washington Blvd.,
Stamford, CT 06901

INTERNATIONAL FINANCE CORPORATION

Condensed Consolidated
Quarterly Financial Statements
March 31, 2009
(Unaudited)

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2009 (unaudited) and June 30, 2008 (unaudited)

(US$ millions)

	March 31	June 30
Assets		
Cash and due from banks	$ 606	$ 344
Time deposits	5,675	8,418
Trading securities - Notes B and N	17,285	12,346
Securities purchased under resale agreements	219	35
Investments - Notes C, D and N		
Loans ($277 - March 31, 2009 and $248 - June 30, 2008 at fair value) (net of reserves against losses of $1,144 - March 31, 2009 and $848 - June 30, 2008) - Notes C, D and N	15,111	14,381
Equity investments ($2,518 - March 31, 2009 and $4,702 - June 30, 2008 at fair value) - Notes C and N	4,860	7,318
Debt securities - Notes C and N	1,429	1,620
Total investments	21,400	23,319
Derivative assets - Note N	2,346	1,630
Receivables and other assets	6,708	3,379
Total assets	**$ 54,239**	**$ 49,471**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,497	$ 6,018
Borrowings outstanding - Notes N and O		
From market sources ($22,279 - March 31, 2009 and $19,785 - June 30, 2008 at fair value) - Notes N and O	22,666	20,207
From International Bank for Reconstruction and Development	51	54
Total borrowings	22,717	20,261
Derivative liabilities - Note N	1,982	1,408
Payables and other liabilities	8,386	3,523
Total liabilities	38,582	31,210
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,368	2,366
Less: Portion not yet paid	-	-
Total capital stock	2,368	2,366
Accumulated other comprehensive income	632	2,703
Retained earnings	12,657	13,192
Total capital	15,657	18,261
Total liabilities and capital	**$ 54,239**	**$ 49,471**

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and nine months ended March 31, 2009 (unaudited) and March 31, 2008 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,	
	2009	2008	2009	2008
Income from loans and guarantees - Note D	$ 242	$ 261	$ 669	$ 831
Provision for losses on loans and guarantees - Note D	(123)	(8)	(348)	(9)
(Loss) income from equity investments - Note F	66	205	(476)	1,133
Income from debt securities - Note E	17	18	11	88
Income from liquid asset trading activities - Note B	17	116	148	604
Charges on borrowings	(131)	(202)	(430)	(622)
(Loss) income from loans and guarantees, equity investments, debt securities and liquid asset trading activities, after provision for losses on loans and guarantees and charges on borrowings	**88**	**390**	**(426)**	**2,025**
Other income				
Service fees	4	13	23	42
Other	20	16	75	42
Total other income	**24**	**29**	**98**	**84**
Other expenses				
Administrative expenses	153	153	487	439
Expense from pension and other postretirement benefit plans	9	-	26	-
Other	(3)	(2)	14	4
Total other expenses	**159**	**151**	**527**	**443**
Foreign currency transaction gains (losses) on non-trading activities	(69)	26	89	(27)
(Loss) income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net gains on other non-trading financial instruments accounted for at fair value	**(116)**	**294**	**(766)**	**1,639**
Expenditures for advisory services - Note J	(14)	(17)	(94)	(65)
Expenditures for performance-based grants - Note J	-	-	(1)	(1)
Grants to IDA - Note J	-	(500)	(450)	(500)
(Loss) income before net gains on other non-trading financial instruments accounted for at fair value	**(130)**	**(223)**	**(1,311)**	**1,073**
Net gains on other non-trading financial instruments accounted for at fair value - Note G	62	174	776	203
Net (loss) income	**$ (68)**	**$ (49)**	**$ (535)**	**$ 1,276**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and nine months ended March 31, 2009 (unaudited) and March 31, 2008 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,	
	2009	2008	2009	2008
Net (loss) income	$ (68)	$ (49)	$ (535)	$ 1,276
Other comprehensive (loss) income				
Net unrealized (losses) gains on debt securities arising during the period	(1)	(13)	(418)	67
Less: reclassification adjustment for realized gains included in net income	(4)	(3)	(4)	(45)
Add: reclassification adjustment for impairment write-downs included in net income	5	-	122	-
Net unrealized (losses) gains on debt securities	-	(16)	(300)	22
Net unrealized (losses) gains on equity investments arising during the period	82	(756)	(1,661)	251
Less: reclassification adjustment for realized gains included in net income	(191)	(137)	(459)	(228)
Add: reclassification adjustment for impairment write-downs included in net income	84	49	343	76
Net unrealized (losses) gains on equity investments	(25)	(844)	(1,777)	99
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	2	1	6	2
Total other comprehensive (loss) income	(23)	(859)	(2,071)	123
Total comprehensive (loss) income	$ (91)	$ (908)	$ (2,606)	$ 1,399

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the nine months ended March 31, 2009 (unaudited) and March 31, 2008 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income	Capital stock †	Total capital
At June 30, 2008	**$ 12,366**	**$ 826**	**$ 13,192**	**$ 2,703**	**$ 2,366**	**$ 18,261**
Nine months ended March 31, 2009						
Net loss	(535)		(535)			(535)
Other comprehensive loss				(2,071)		(2,071)
Expenditures against designated retained earnings - Note J	545	(545)	-			-
Payment received for capital stock subscribed			-		2	2
Designations of retained earnings - Note J	(550)	550	-			-
At March 31, 2009	**$ 11,826**	**$ 831**	**$ 12,657**	**$ 632**	**$ 2,368**	**$ 15,657**
At June 30, 2007	**$ 10,604**	**$ 606**	**$ 11,210**	**$ 442**	**$ 2,365**	**$ 14,017**
Cumulative effect of adoption of SFAS No. 157 - Note N				2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note N	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	**$ 11,039**	**$ 606**	**$ 11,645**	**$ 3,365**	**$ 2,365**	**$ 17,375**
Nine months ended March 31, 2008						
Net income	1,276		1,276			1,276
Other comprehensive income				123		123
Expenditures against designated retained earnings - Note J	566	(566)	-			-
Designations of retained earnings - Note J	(870)	870	-			-
At March 31, 2008	**$ 12,011**	**$ 910**	**$ 12,921**	**$ 3,488**	**$ 2,365**	**$ 18,774**

† Capital stock includes payments received on account of pending subscriptions.

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2009 (unaudited) and March 31, 2008 (unaudited)

(US$ millions)

	2009	2008
Cash flows from loans, equity securities and debt securities investment activities		
Loan disbursements	$ (3,647)	$ (3,390)
Investments in equity securities	(822)	(1,243)
Investments in debt securities	(194)	(856)
Loan repayments	1,633	1,975
Equity redemptions	4	15
Debt securities repayments	30	2
Sales of loans	-	29
Sales of equity investments	887	1,086
Sales of debt securities	4	72
Net cash used in loans, equity securities and debt securities investing activities	**(2,105)**	**(2,310)**
Cash flows from financing activities		
Proceeds from issuance of borrowings	4,995	4,253
Repayment of borrowings	(913)	(1,251)
Capital subscriptions	2	-
Net cash provided by financing activities	**4,084**	**3,002**
Cash flows from operating activities		
Net (loss) income	(535)	1,276
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Realized gains on equity sales	(623)	(872)
Realized gains on sales of debt securities	(4)	(45)
Unrealized losses (gains) on equity investments accounted for under the Fair Value Option	353	(68)
Unrealized losses (gains) on loans accounted for under the Fair Value Option	78	-
Equity investment impairment write-downs	970	84
Debt securities impairment write-downs	49	-
Provision for losses on loans and guarantees	348	9
Foreign currency transaction (gains) losses on non-trading activities	(89)	27
Net gains on other non-trading financial instruments accounted for at fair value	(776)	(203)
Change in accrued income on loans, time deposits and securities	(40)	(90)
Change in payables and other liabilities	3,934	1,423
Change in receivables and other assets	(1,637)	(760)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(6,292)	3,136
Net cash (used in) provided by operating activities	**(4,264)**	**3,917**
Change in cash and cash equivalents	(2,285)	4,609
Effect of exchange rate changes on cash and cash equivalents	(196)	(2)
Net change in cash and cash equivalents	(2,481)	4,607
Beginning cash and cash equivalents	8,762	5,361
Ending cash and cash equivalents	**$ 6,281**	**$ 9,968**
Composition of cash and cash equivalents		
Cash and due from banks	$ 606	$ 386
Time deposits	5,675	9,582
Total cash and cash equivalents	**$ 6,281**	**$ 9,968**
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 796	$ (435)
Borrowings	(1,623)	1,055
Currency swaps	(4)	-
Charges on borrowings paid, net	432	582
Non-cash item:		
Loan and debt securities conversion to equity, net	40	80

The notes to the condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC, three subsidiaries, and two variable interest entities (VIEs) (see Note M). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

Condensed consolidated financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The condensed consolidated financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2008 and, in the opinion of the management, all adjustments (consisting generally of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The condensed consolidated balance sheet as of June 30, 2008, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2008.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2009.

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – Effective July, 1, 2007, IFC adopted Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements (SFAS No. 157)* and SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption and entered into during the year ended June 30, 2008 and the nine months ended March 31, 2009:

(i) direct equity investments in which IFC has significant influence and other financial interests (e.g. loans) to such investees;

(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because earnings volatility is not a concern in those cases.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by SFAS No, 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-back securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

Translation of currencies – Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2009 and June 30, 2008. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. For equity investments accounted for as available-for-sale, other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of debt securities – Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary unless IFC is able to demonstrate it has the ability and intent to hold the debt security for the period for which recovery is anticipated. Debt securities that are impaired and for which the impairment is deemed to be other than temporary are written down to the impaired value, which becomes the new cost basis in the debt security. Other than temporary impairments are recognized in net income. Subsequent increases in the fair value of debt securities are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient organization disburses the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its condensed consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto-and student loans-backed securities, commercial real estate collateralized debt obligation and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that were attributable to the risk being hedged. IFC generally matches the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in the net gains and losses on other non-trading financial instruments accounted for at fair value.

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note M provides further details regarding IFC's variable interests in VIEs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Recently adopted accounting standards – In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which is the three months ending March 31, 2009 for IFC.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FAP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on the financial position, results of operations or cash flow of IFC.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see fourth preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 is effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC).

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and nontransferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those tansferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC).

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on the financial position, results of operations or cash flow of IFC.

Accounting and financial reporting developments – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, *Business Combination*, but retains its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance contracts – an interpretation of FASB Statement No. 60*. SFAS No. 163 requires insurance enterprises that issue financial guarantee contracts to initially recognize the premium received as unearned premium revenue and to recognize that premium revenue over the period in which the protection is provided and in proportion to it. It also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (which is the year ending June 30, 2010 for IFC). SFAS No. 163 is not expected to apply to IFC.

On April 9, 2009, the FASB issued FSP 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FAS 157-4, reporting entities will be required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities will also be required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP 157-4 also requires additional disclosures of the inputs and valuation techniques use to measure fair value and a discussion of any changes in those techniques. FSP 157-4 is effective for the first interim or annual reporting period ending after June 15, 2009 (which is the year ending June 30, 2009 for IFC) and must be prospectively applied. IFC is evaluating the provisions of FSP 157-4.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* (FSP FAS 115-2 and 124-2). FSP FAS 115-2 and 124-2 modifies the indicator of other-than-temporary-impairment (OTTI) for debt securities and incorporates factors currently included on other authoritative literature into the model for determining whether a debt security is other-than-temporarily-impaired. Among other things, FSP FAS 115-2 and 124-2 changes the amount of OTTI recognized in earnings when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in earnings - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in earnings and the methodology and significant inputs used to determine the portion of OTTI recognized in earnings. FSP FAS 115-2 and 124-2 is effective for interim and annual reporting periods ending after June 15, 2009 (which is the year ending June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. Early adoption is permitted but has not been elected by IFC. IFC is evaluating the provisions of FSP FAS 115-2 and 124-2.

On April 9, 2009 the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009 (which is the three months ending September 30, 2009 for IFC).

In addition, during the nine months ended March 31, 2009, the FASB issued and/or approved various FASB Staff Positions (FSP), EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flow of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – INCOME FROM LIQUID ASSET TRADING PORTFOLIO

Income from the liquid asset trading portfolio for the three and nine months ended March 31, 2009 and 2008 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2009	2008	2009	2008
Interest income	$ 100	$ 159	$ 390	$ 509
Net (losses) gains on trading activities:				
Realized gains	188	113	330	134
Unrealized losses	(273)	(119)	(569)	(22)
Net (losses) gains on trading activities	(85)	(6)	(239)	112
Foreign currency transaction (losses) gains	2	(37)	(3)	(17)
Total income from liquid asset trading portfolio	**$ 17**	**$ 116**	**$ 148**	**$ 604**

Net (losses) gains on trading activities comprise net losses on asset-backed and mortgage-backed securities of $26 million and $545 million for the three and nine months ended March 31, 2009 ($248 million and $402 million losses - three and nine months ended March 31, 2008) and net losses on other trading securities of $59 million and gains of $306 million for the three and nine months ended March 31, 2009 ($242 million and $514 million gains - three and nine months ended March 31, 2008).

Trading securities at March 31, 2009 includes securities with a fair value of $754 million which are rated less than triple-A by one or more Rating Agency ($243 million - June 30, 2008).

NOTE C – INVESTMENTS

The carrying value of investments at March 31, 2009 and June 30, 2008 comprises (US$ millions):

	March 31, 2009	June 30, 2008
Loans		
Loans at amortized cost	$ 15,978	$ 14,981
Less: Reserve against losses on loans	(1,144)	(848)
Net loans	14,834	14,133
Loans at fair value (outstanding principal balance $373 - March 31, 2009, $266 - June 30, 2008)	277	248
Total Loans	**15,111**	**14,381**
Equity investments		
Equity investments at cost less impairment	2,342	2,616
Equity investments accounted for at fair value as available-for-sale (cost $737- March 31, 2009, $1,146 - June 30, 2008)	1,345	3,573
Equity investments accounted for at fair value in accordance with the Fair Value Option (cost $952 - March 31, 2009, $555 - June 30, 2008)	1,173	1,129
Total equity investments	**4,860**	**7,318**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,516 - March 31, 2009, $1,407 - June 30, 2008)	1,429	1,620
Total debt securities	**1,429**	**1,620**
Total carrying value of investments	**$ 21,400**	**$ 23,319**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value of the equity investment and debt securities portfolios, including related derivatives, at March 31, 2009 and June 30, 2008 is summarized as follows (US$ millions):

	March 31, 2009								
	Equity investments			Debt securities					
	Direct ownership investments	Indirect ownership investments	Total equity investments	Preferred shares	Corporate debt securities	Asset-backed securities	Other	Total debt securities	Total
Total disbursed portfolio	$ 3,244	$ 716	$ 3,960	$ 249	$ 1,146	$ 68	$ 53	$ 1,516	$ 5,476
Unrealized gains on equity investments held by consolidated VIEs		9	9					-	9
Unrealized gains on equity investments accounted for at fair value as available-for-sale*	670		670					-	670
Unrealized gains on equity investments accounted for at fair value in accordance with the Fair Value Option	81	140	221					-	221
Foreign currency transaction losses on debt securities accounted for at fair value			-		(69)	(1)	-	(70)	(70)
Unrealized gains (losses) on debt securities accounted for at fair value			-	57	(67)	(3)	(4)	(17)	(17)
Balance sheet carrying value	$ 3,995	$ 865	$ 4,860	$ 306	$ 1,010	$ 64	$ 49	$ 1,429	$ 6,289
Fair value of equity investments - related derivatives included in derivative assets	199		199				11	11	210
Fair value of equity investments - related derivatives included in derivative liabilities	(3)		(3)					-	(3)
Balance sheet carrying value, including related derivatives	$ 4,191	$ 865	$ 5,056	$ 306	$ 1,010	$ 64	$ 60	$ 1,440	$ 6,496
Unrealized gains on equity investments at cost less impairment	2,014	(1)	2,013	6				6	2,019
Fair value, including related derivatives	$ 6,205	$ 864	$ 7,069	$ 312	$ 1,010	$ 64	$ 60	$ 1,446	$ 8,515

	June 30, 2008								
	Equity investments			Debt securities					
	Direct ownership investments	Indirect ownership investments	Total equity investments	Preferred shares	Corporate debt securities	Asset-backed securities	Other	Total debt securities	Total
Total disbursed portfolio	$ 3,769	$ 508	$ 4,277	$ 145	$ 1,082	$ 97	$ 83	$ 1,407	$ 5,684
Unrealized gains on equity investments held by consolidated VIEs		20	20					-	20
Unrealized gains on equity investments accounted for at fair value as available-for-sale*	2,442	5	2,447					-	2,447
Unrealized gains on equity investments accounted for at fair value in accordance with the Fair Value Option	280	294	574					-	574
Foreign currency transaction losses on debt securities accounted for at fair value			-		98	9		107	107
Unrealized gains (losses) on debt securities accounted for at fair value			-	121	2		(17)	106	106
Balance sheet carrying value	$ 6,491	$ 827	$ 7,318	$ 266	$ 1,182	$ 106	$ 66	$ 1,620	$ 8,938
Fair value of equity investments - related derivatives included in derivative assets	92		92				26	26	118
Fair value of equity investments - related derivatives included in derivative liabilities	(13)		(13)					-	(13)
Balance sheet carrying value, including related derivatives	$ 6,570	$ 827	$ 7,397	$ 266	$ 1,182	$ 106	$ 92	$ 1,646	$ 9,043
Unrealized gains on equity investments at cost less impairment	3,661		3,661					-	3,661
Fair value, including related derivatives	$ 10,231	$ 827	$ 11,058	$ 266	$ 1,182	$ 106	$ 92	$ 1,646	$ 12,704

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at March 31, 2009 includes $62 million ($20 million at June 30, 2008) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – LOANS AND GUARANTEES

Loans

Loans on which the accrual of interest has been discontinued amounted to $494 million at March 31, 2009 ($369 million - June 30, 2008). Interest income not recognized on nonaccruing loans during the three months ended March 31, 2009 totaled $12 million ($19 million - three months ended March 31, 2008) and $28 million during the nine months ended March 31, 2009 ($61 million - nine months ended March 31, 2008). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended March 31, 2009 was $7 million ($4 million - three months ended March 31, 2008) and $13 million during the nine months ended March 31, 2009 ($11 million - nine months ended March 31, 2008) on a cash basis.

Income from loans and guarantees for the three and nine months ended March 31, 2009 and 2008 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2009	2008	2009	2008
Interest income	$ 237	$ 247	$ 703	$ 775
Commitment fees	8	7	23	21
Other financial fees	6	7	21	35
Unrealized losses on loans accounted for under the Fair Value Option	(9)	-	(78)	-
Income from loans and guarantees	**$ 242**	**$ 261**	**$ 669**	**$ 831**

Changes in the reserve against losses on loans for the nine months ended March 31, 2009 and the year ended June 30, 2008 are summarized below (US$ millions):

	Nine months ended March 31, 2009			Year ended June 30, 2008		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 219	$ 629	$ 848	$ 291	$ 541	$ 832
Provision for (release of provision for) losses on loans	78	270	348	(34)	71	37
Write-offs	(30)	-	(30)	(47)	-	(47)
Recoveries of previously written-off loans	14	-	14	8	-	8
Foreign currency translation adjustments	(4)	(33)	(37)	5	17	22
Other adjustments	1	-	1	(4)	-	(4)
Ending balance	**$ 278**	**$ 866**	**$ 1,144**	**$ 219**	**$ 629**	**$ 848**

Provision for (release of provision for) losses on loans and guarantees in the condensed consolidated income statement for the three months ended March 31, 2009 includes $2 million charge to income in respect of guarantees ($2 million charge to income - three months ended March 31, 2008) and $0 for the nine months ended March 31, 2009 ($3 million charge to income - nine months ended March 31, 2008). At March 31, 2009 the accumulated reserve against losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $17 million ($17 million - June 30, 2008). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for a client's financial obligations in the event of default by a client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2009 totaled $1,672 million ($1,924 million - June 30, 2008). Guarantees of $1,091 million that were outstanding (i.e., not called) at March 31, 2009 ($1,141 million - June 30, 2008), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – DEBT SECURITIES

Income from debt securities accounted for as available-for-sale for the three and nine months ended March 31, 2009 and 2008 comprises (US$ millions):

	Three months ended March 31, 2009	Three months ended March 31, 2008	Nine months ended March 31, 2009	Nine months ended March 31, 2008
Interest income	$ 16	$ 15	$ 52	$ 38
Realized gains on sales of debt securities	4	3	4	45
Dividends	2	-	4	5
Impairment on debt securities accounted for at fair value as available-for sale	(5)	-	(49)	-
Total income from debt securities	$ 17	$ 18	$ 11	$ 88

Realized gains on sales of debt securities includes gains on non-monetary exchanges and recoveries.

NOTE F – EQUITY INVESTMENTS

(Loss) income from equity investments for the three and nine months ended March 31, 2009 and 2008 comprises (US$ millions):

	Three months ended March 31, 2009	Three months ended March 31, 2008	Nine months ended March 31, 2009	Nine months ended March 31, 2008
Realized gains on equity sales, net	$ 259	$ 233	$ 623	$ 872
Unrealized (losses) gains on equity investments accounted for at fair value in accordance with the Fair Value Option	(47)	(53)	(353)	68
Dividends and profit participations	27	84	220	283
Write-downs on equity investments accounted for at cost less impairment	(93)	(11)	(627)	(8)
Impairment on equity investments accounted for at fair value as available-for-sale	(84)	(49)	(343)	(76)
Custody, fees and other	4	1	4	(6)
Total (loss) income from equity investments	$ 66	$ 205	$ (476)	$ 1,133

Realized gains on equity sales includes gains on non-monetary exchanges and are net of losses on sales of equity investments.

Dividends and profit participations for the three months ended March 31, 2009 includes $7 million ($15 million - three months ended March 31, 2008) and $43 million for the nine months ended March 31, 2009 ($47 million - nine months ended March 31, 2008) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – NET GAINS ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains on other non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2009 and 2008 comprises (US$ millions):

	Three months ended March 31, 2009	Three months ended March 31, 2008	Nine months ended March 31, 2009	Nine months ended March 31, 2008
Unrealized (losses) gains on market borrowings accounted for at fair value:				
Credit risk component	$ 175	$ 420	$ 1,349	$ 456
Interest rate, foreign exchange and other components	(177)	(36)	(1,447)	(440)
Total unrealized (losses) gains on market borrowings	(2)	384	(98)	16
Unrealized gains (losses) on derivatives associated with market borrowings	118	(260)	1,057	121
Net unrealized gains on market borrowings and associated derivatives	116	124	959	137
Unrealized losses on derivatives associated with loans	(32)	(16)	(163)	(59)
Unrealized gains (losses) on derivatives associated with equity investments	(4)	66	100	125
Valuation adjustments related to derivative counterparty credit risk and LIBOR basis risk	(18)	-	(120)	-
Net gains on other non-trading financial instruments accounted for at fair value	$ 62	$ 174	$ 776	$ 203

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE H – DERIVATIVE INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under SFAS No. 133. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by contract type at March 31, 2009 is summarized as follows (US$ millions):

Balance sheet location	March 31, 2009 Fair value
Derivative assets	
Interest rate contracts	$ 441
Foreign exchange contracts	147
Interest rate and currency contracts	1,502
Equity contracts	249
Other derivative contracts	7
Total derivative assets	$ 2,346
Derivative Liabilities	
Interest rate contracts	246
Foreign exchange contracts	140
Interest rate and currency contracts	1,593
Equity contracts	3
Other derivative contracts	-
Total derivative liabilities	$ 1,982

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The effect of derivative contracts on the income statement for the three months ended March 31, 2009 is summarized as follows (US$ millions):

Derivative category	Income statement location	Three months ended March 31, 2009
Interest rate contracts	Income from loans and guarantees	$ (5)
	Income from liquid asset trading activities	(31)
	Charges on borrowings	33
	Other income	1
	Net gains on other non-trading financial instruments accounted for at fair value	(38)
Foreign exchange contracts	Foreign currency transaction gains (losses) on non-trading activities	1
	Net gains on other non-trading financial instruments accounted for at fair value	(2)
Interest rate and currency contracts	Income from loans and guarantees	(33)
	Income from debt securities	(16)
	Income from liquid asset trading activities	2
	Charges on borrowings	91
	Foreign currency transaction gains (losses) on non-trading activities	(351)
	Net gains on other non-trading financial instruments accounted for at fair value	107
Equity contracts	Net gains on other non-trading financial instruments accounted for at fair value	(9)
Other derivative contracts	(Loss) income from equity investments	6
	Net gains on other non-trading financial instruments accounted for at fair value	4
Total		$ (240)

The income related to each derivative category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

At March 31, 2009, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $18,523 million, foreign exchange contracts was $561 million and interest rate and currency contracts was $17,698 million. At March 31, 2009, there were 66 equity contracts and 3 other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under SFAS No. 133.

IFC enters into interest rate and currency derivatives under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $474 million at March 31, 2009. At March 31, 2009 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $99 million would be required to be posted against net liability positions by counterparty at March 31, 2009.

NOTE I – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investments in debt securities and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

An analysis of IFC's major components of income and expense by business segment for the three and nine months ended March 31, 2009 and 2008 is given below (US$ millions):

	Three months ended March 31,					
	2009			2008		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 240	$ 2	$ 242	$ 261	$ -	$ 261
Provision for losses on loans and guarantees	(123)	-	(123)	(8)	-	(8)
(Loss) income from equity investments	66	-	66	205	-	205
Income from debt securities	17	-	17	18	-	18
Income from liquid asset trading activities	-	17	17	-	116	116
Charges on borrowings	(97)	(34)	(131)	(139)	(63)	(202)
(Loss) income from loans and guarantees, equity Investments, debt securities and liquid asset trading activities, after provision for losses on loans and guarantees and charges on borrowings	**103**	**(15)**	**88**	**337**	**53**	**390**
Other income	24	-	24	29	-	29
Other expenses	(156)	(3)	(159)	(161)	10	(151)
Foreign currency transaction gains (losses) on non-trading activities	(69)	-	(69)	26	-	26
Expenditures for advisory services, performance-based grants and grants to IDA	(14)	-	(14)	(517)	-	(517)
Net gains on other non-trading financial instruments accounted for at fair value	(36)	98	62	50	124	174
Net (loss) income	**$ (148)**	**$ 80**	**$ (68)**	**$ (236)**	**$ 187**	**$ (49)**

	Nine months ended March 31,					
	2009			2008		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 659	$ 10	$ 669	$ 831	$ -	$ 831
Provision for losses on loans and guarantees	(348)	-	(348)	(9)	-	(9)
(Loss) income from equity investments	(476)	-	(476)	1,133	-	1,133
Income from debt securities	11	-	11	88	-	88
Income from liquid asset trading activities	-	148	148	-	604	604
Charges on borrowings	(304)	(126)	(430)	(431)	(191)	(622)
(Loss) income from loans and guarantees, equity Investments, debt securities and liquid asset trading activities, after provision for losses on loans and guarantees and charges on borrowings	**(458)**	**32**	**(426)**	**1,612**	**413**	**2,025**
Other income	98	-	98	84	-	84
Other expenses	(519)	(8)	(527)	(449)	6	(443)
Foreign currency transaction gains (losses) on non-trading activities	89	-	89	(27)	-	(27)
Expenditures for advisory services, performance-based grants and grants to IDA	(545)	-	(545)	(566)	-	(566)
Net gains on other non-trading financial instruments accounted for at fair value	(63)	839	776	66	137	203
Net (loss) income	**$ (1,398)**	**$ 863**	**$ (535)**	**$ 720**	**$ 556**	**$ 1,276**

NOTE J – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $750 million for advisory services. IFC had recognized cumulative expenditures of $312 million through June 30, 2008. At June 30, 2008, retained earnings designated for advisory services totaled $438 million. On August 7, 2008, IFC's Board of Directors approved the designation of $100 million of IFC's retained earnings for advisory services, which was noted with approval by IFC's Board of Governors on October 13, 2008. IFC has recorded expenditures for advisory services totaling $14 million for the three months ended March 31, 2009 ($17 million - three months ended March 31, 2008) and $94 million for the nine months ended March 31, 2009 ($65 million - nine months ended March 31, 2008). At March 31, 2009, retained earnings designated for advisory services totaled $444 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $62 million through June 30, 2008. At June 30, 2008, retained earnings designated for performance-based grants totaled $188 million. IFC has recorded expenditure for performance-based grants totaling $0 for the three months ended March 31, 2009 ($0 - three months ended March 31, 2008) and $1 million for the nine months ended March 31, 2009 ($1 million - nine months ended March 31, 2008). At March 31, 2009, retained earnings designated for performance-based grants totaled $187 million.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $100 million for a Global Infrastructure Project Development Fund and $100 million for micro equity funds for Small and Medium Enterprise development in IDA countries. IFC has not recorded any expenditure for these designations in the three and nine months ended March 31, 2009 or the three and nine months ended March 31, 2008.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $650 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. IFC had recognized cumulative expenditures of $650 million through June 30, 2008. On August 7, 2008, IFC's Board of Directors approved the designation of $450 million for grants to IDA for use by IDA in the form of grants in furtherance of IFC's purpose as stated in its Articles of Agreement, which was noted with approval by IFC's Board of Governors on October 13, 2008. IFC has recorded expenditures for grants to IDA totaling $0 for the three months ended March 31, 2009 ($500 million - three months ended March 31, 2008) and $450 million for the nine months ended March 31, 2009 ($500 million - nine months ended March 31, 2008).

Designated retained earnings at March 31, 2009 and June 30, 2008 are summarized as follows (US$ millions):

	March 31, 2009	June 30, 2008
Advisory services	$ 444	$ 438
Performance-based grants	187	188
Global Infrastructure Project Development Fund	100	100
Micro equity funds for Small and Medium Enterprise development in IDA countries	100	100
Total designated retained earnings	**$ 831**	**$ 826**

NOTE K – PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and nine months ended March 31, 2009 and 2008 (US$ millions):

	Three months ended March 31,					
	2009			2008		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 17	$ 3	$ 1	$ 16	$ 2	$ 1
Interest cost	27	4	2	23	3	1
Expected return on plan assets	(43)	(4)	-	(42)	(4)	-
Amortization of prior service cost	*	*	*	*	*	*
Amortization of unrecognized net loss	-	1	1	-	*	*
Net periodic pension cost (income)	**$ 1**	**$ 4**	**$ 4**	**$ (3)**	**$ 1**	**$ 2**

*Less than $0.5 million

	Nine months ended March 31,					
	2009			2008		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 51	$ 9	$ 4	$ 48	$ 6	$ 3
Interest cost	81	12	4	69	9	3
Expected return on plan assets	(129)	(12)	-	(126)	(12)	-
Amortization of prior service cost	1	*	*	*	*	*
Amortization of unrecognized net loss	-	2	3	-	*	*
Net periodic pension cost (income)	**$ 4**	**$ 11**	**$ 11**	**$ (9)**	**$ 3**	**$ 6**

*Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

NOTE M – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

Subsidiaries

IFC has established a wholly-owned subsidiary, IFC Asset Management Company, LLP to manage two Funds - IFC Recapitalization (Equity) Fund, L.P. (the Equity Fund); and IFC Recapitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund) (collectively, the Funds). The purpose of the Funds is to make investments in eligible banks. IFC is a limited partner, and IFC Recapitalization (Equity) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Equity Fund. IFC is a limited partner and IFC Recapitalization (Subordinated Debt) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Sub-Debt Fund. IFC intends to invest $775 million in the Equity Fund and $225 million in the Sub-Debt Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Funds.

The establishment of these entities in January 2009 did not have a material impact on the financial position, results of operations or cash flows of IFC in the three months ended March 31, 2009.

Variable interest entities

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

Primary beneficiary

IFC has identified five VIEs in which IFC is deemed to be the primary beneficiary at March 31, 2009.

Two of the VIEs have been consolidated into IFC's condensed consolidated financial statements as of March 31, 2009. All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the two investments described above, IFC's condensed consolidated balance sheet at March 31, 2009 includes additional assets of $9 million in equity investments ($20 million - June 30, 2008), $1 million in receivables and other assets ($1 million - June 30, 2008), and additional liabilities of $3 million in payables and other liabilities ($4 million - June 30, 2008).

Other income during the three months ended March 31, 2009 includes $0 of income from consolidated entities ($0 - three months ended March 31, 2008) and $2 million during the nine months ended March 31, 2009 ($6 million - nine months ended March 31, 2008). Other expenses during the three months ended March 31, 2009 includes $3 million reduction of expenses from consolidated entities ($0 - three months ended March 31, 2008) and $13 million of expenses during the nine months ended March 31, 2009 ($1 million of expenses - nine months ended March 31, 2008).

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's condensed consolidated financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $1 million. IFC's net investments in these three entities totals $10 million, and virtually are all in the Primary metals sector in the Asia region.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Significant variable interests

IFC has identified 80 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at March 31, 2009 (49 investments - June 30, 2008). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $8,673 million at March 31, 2009 ($5,136 million - June 30, 2008). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $2,264 million at March 31, 2009 ($1,201 million - June 30, 2008). The regional and sectoral analysis of IFC's investments in these VIEs at March 31, 2009 is as follows (US$ millions):

	March 31, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 516	$ 107	$ 45	$ -	$ -	$ 668
Latin America and Caribbean	386	96	4	10	4	500
Europe and Central Asia	408	91	-	-	-	499
Middle East and North Africa	278	7	-	1	-	286
Sub-Saharan Africa	60	70	-	4	-	134
Other	156	-	16	-	5	177
Total VIE investments	$ 1,804	$ 371	$ 65	$ 15	$ 9	$ 2,264

	March 31, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 537	$ 84	$ -	$ 10	$ -	$ 631
Transportation and warehousing	466	-	4	-	4	474
Finance and insurance	287	18	61	4	5	375
Collective investment vehicles	-	180	-	-	-	180
Nonmetallic mineral product manufacturing	63	46	-	-	-	109
Agriculture and forestry	103	3	-	-	-	106
Industrial and consumer products	85	4	-	-	-	89
Wholesale and retail trade	80	-	-	-	-	80
Construction and real estate	67	4	-	-	-	71
Food and beverages	35	14	-	-	-	49
Primary metals	27	-	-	-	-	27
Textiles, apparel and leather	22	1	-	1	-	24
Accommodation and tourism services	21	2	-	-	-	23
Health care	-	14	-	-	-	14
Other	11	1	-	-	-	12
Total VIE investments	$ 1,804	$ 371	$ 65	$ 15	$ 9	$ 2,264

NOTE N – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US$ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables provide information as of March 31, 2009 and June 30, 2008, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At March 31, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 6,819*	$ 9,997	$ 469	$ 17,285
Loans (outstanding principal balance $373)	-	-	277	277
Equity investments	1,305	-	1,213	2,518
Debt securities	-	-	1,429	1,429
Derivative assets	-	2,104	242	2,346
Total assets at fair value	$ 8,124	$ 12,101	$ 3,630	$ 23,855
Borrowings (outstanding principal balance $23,549**)	$ 7,169	$ 15,110	$ -	$ 22,279
Derivative liabilities	-	1,979	3	1,982
Total liabilities at fair value	$ 7,169	$ 17,089	$ 3	$ 24,261

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,468 million at March 31, 2009.
** includes discount notes with principal due at maturity of $2,183 million, with a fair value of $1,524 million as of March 31, 2009.

	At June 30, 2008			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 6,171*	$ 5,856	$ 319	$ 12,346
Loans (outstanding principal balance $266)	-	-	248	248
Equity investments	3,315	-	1,387	4,702
Debt securities	-	-	1,620	1,620
Derivative assets	-	1,520	110	1,630
Total assets at fair value	$ 9,486	$ 7,376	$ 3,684	$ 20,546
Borrowings (outstanding principal balance $21,084**)	$ 7,415	$ 12,370	$ -	$ 19,785
Derivative liabilities	-	1,395	13	1,408
Total liabilities at fair value	$ 7,415	$ 13,765	$ 13	$ 21,193

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $387 million at June 30, 2008.
** includes discount notes with principal due at maturity of $1,783 million with a fair value of $1,215 million as of June 30, 2008.

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2009 and 2008 (US$ millions):

	Level 3 financial assets and financial liabilities Three and nine months ended March 31, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total gains (losses) (realized and unrealized) for six months ended December 31, 2008 in:						
Net income	(76)	(77)	(247)	(73)	45	13
Other comprehensive income	-	-	(22)	(319)	-	-
Purchases, issuances and settlements, net	(6)	80	97	177	-	-
Transfers in (out) of Level 3	31	-	(112)	-	-	-
Balance as of December 31, 2008	**268**	**251**	**1,103**	**1,405**	**155**	-
Total gains (losses) (realized and unrealized) for the three months ended March 31, 2009 in:						
Net income	(7)	(14)	(35)	4	87	(3)
Other comprehensive income	-	-	-	-	-	-
Purchases, issuances and settlements, net	96	40	233	20	-	-
Transfers in (out) of Level 3	112	-	(88)	-	-	-
Balance as of March 31, 2009	$ 469	$ 277	$ 1,213	$ 1,429	$ 242	$ (3)
For the nine months ended March 31, 2009:						
Unrealized (losses) gains included in net income	$ (118)	$ (100)	$ (288)	$ (6)	$ 87	$ (3)
Unrealized losses included in other comprehensive income	$ -	$ -	$ (1,622)	$ (244)	$ -	$ -

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Level 3 financial assets and financial liabilities Three and nine months ended March 31, 2008					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ (3)
Total gains (losses) (realized and unrealized) for the six months ended December 31, 2007 in:						
Net income	(89)	2	173	14	35	(9)
Other comprehensive income	-	-	686	38	-	-
Purchases, issuances and settlements	(1,499)	(8)	123	687	-	-
Transfers in (out) of Level 3	36	-	(229)	-	-	-
Balance as of December 31, 2007	**5,195**	**22**	**2,577**	**1,472**	**95**	**(12)**
Total gains (losses) (realized and unrealized) for the three months ended March 31, 2008 in:						
Net income (loss)	(18)	2	7	(15)	17	(3)
Other comprehensive income (loss)	-	-	(98)	8	-	-
Purchases, issuances and settlements	(67)	-	(45)	101	-	-
Transfers in (out) of Level 3	(4,674)	-	(1,039)	-	-	-
Balance as of March 31, 2008	**$ 436**	**$ 24**	**$ 1,402**	**$ 1,566**	**$ 112**	**$ (15)**
For the nine months ended March 31, 2008:						
Unrealized gains (losses) included in net income	$ 99	$ 4	$ 66	$ -	$ 53	$ (12)
Unrealized gains included in other comprehensive income	$ -	$ -	$ 129	$ 61	$ -	$ -

Gains (losses) (realized and unrealized) from trading securities, loans, equity investments and debt securities and included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, (loss) income from equity investments and income from debt securities, respectively.

As of March 31, 2009, equity investments, accounted for at cost less impairment, with a carrying amount of $1,846 million were written down to their fair value of $1,216 million ($40 million and $30 million - March 31, 2008) pursuant to FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $630 million, which was included in income from equity investments in the condensed consolidated income statement during the nine months ended March 31, 2009 and $96 million in the three months ended March 31, 2009 (loss of $10 million - nine months ended March 31, 2008 and $2 million in the three months ended March 31, 2008). The amount of the write down is based on a Level 3 measure of fair value.

NOTE O – SUBSEQUENT EVENTS

In accordance with its Board-approved borrowings program, on April 22, 2009, IFC issued $3 billion 3.00 per cent Notes due April 22, 2014, the net proceeds of which are to be used in the general operations of the Corporation.

REPORT OF INDEPENDENT ACCOUNTANTS

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of March 31, 2009, the related condensed consolidated income statements and statements of comprehensive income for the three-month and nine-month periods ended March 31, 2009, and the related condensed consolidated statements of changes in capital and cash flows for the nine-month period ended March 31, 2009. These condensed consolidated financial statements are the responsibility of the IFC's management.

We conducted our review in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements of the IFC as of and for the year ended June 30, 2008, were audited by other accountants whose report dated August 7, 2008, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2008. Additionally, the related condensed consolidated income statements and statements of comprehensive income for the three-month and nine-month periods ended March 31, 2008, and the related condensed consolidated statements of changes in capital and cash flows for the nine-month period ended March 31, 2008, were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

KPMG LLP

May 14, 2009

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month	External Id	Currency Code	Currency Amount		USD Amount		Interest Rate	Settle Date/ Maturity Date
3/31/2009								
New Market Borrowings	09_112XXXX	AUD	20,000,000.00		13,237,000.00		3.13	29-Jan-09
			Sum Of NotionalAmt:	20,000,000.00	Sum Of NotionalUSDAmt:	13,237,000.00		
	09_114XXXX	BRL	7,000,000.00		3,064,127.82		7.30	19-Feb-09
	09_115XXXX	BRL	7,000,000.00		2,957,517.38		7.20	02-Mar-09
			Sum Of NotionalAmt:	14,000,000.00	Sum Of NotionalUSDAmt:	6,021,645.20		
	09_125XXXX	JPY	500,000,000.00		5,181,078.70		2.25	25-Mar-09
			Sum Of NotionalAmt:	500,000,000.00	Sum Of NotionalUSDAmt:	5,181,078.70		
	09_103XXXX	TRY	4,000,000.00		2,602,811.04		13.50	05-Jan-09
	09_110XXXX	TRY	4,000,000.00		2,459,495.19		11.10	29-Jan-09
	09_113XXXX	TRY	4,000,000.00		2,381,023.24		10.02	23-Feb-09
	09_122XXXX	TRY	2,500,000.00		1,506,795.65		10.32	30-Mar-09
	09_123XXXX	TRY	120,000,000.00		68,085,106.38		10.70	16-Mar-09
	09_124XXXX	TRY	635,000,000.00		360,283,687.94		0.50	16-Mar-09
			Sum Of NotionalAmt:	769,500,000.00	Sum Of NotionalUSDAmt:	437,318,919.44		
	09_111XXXX	USD	100,000,000.00		100,000,000.00		0.86	16-Jan-09
	09_117XXXX	USD	30,000,000.00		30,000,000.00		5.03	06-Mar-09
	09_118XXXX	USD	38,825,485.44		38,825,485.44		6.26	10-Mar-09
	09_119XXXX	USD	10,000,000.00		10,000,000.00		6.30	12-Mar-09
	09_120XXXX	USD	100,000,000.00		100,000,000.00		1.36	06-Mar-09
	09_121XXXX	USD	10,000,000.00		10,000,000.00		6.30	16-Mar-09
	09_126XXXX	USD	30,000,000.00		30,000,000.00		2.77	26-Mar-09
	09_127XXXX	USD	32,722,093.64		32,722,093.64		6.22	24-Mar-09
	09_129XXXX	USD	10,000,000.00		10,000,000.00		6.03	31-Mar-09
	09_130XXXX	USD	500,000,000.00		500,000,000.00		1.68	30-Mar-09
	09_131XXXX	USD	1,000,000,000.00		1,000,000,000.00		2.74	30-Mar-09
			Sum Of NotionalAmt:	1,861,547,579.08	Sum Of NotionalUSDAmt:	1,861,547,579.08		
	09_116XXXX	ZAR	110,000,000.00		10,915,946.80		6.22	26-Feb-09
			Sum Of NotionalAmt:	110,000,000.00	Sum Of NotionalUSDAmt:	10,915,946.80		
					Sum Of NotionalUSDAmt1:	**2,334,222,169.22**		
Matured Market Borrowings								
	02_117_B1X	JPY	1,000,000,000.00		10,136,847.44		2.24	19-Mar-09
	03_27_B1XX	JPY	1,000,000,000.00		10,233,319.69		0.31	05-Mar-09
	03_44_B1XX	JPY	900,000,000.00		9,209,987.72		0.00	05-Mar-09
	03_48_B1XX	JPY	1,000,000,000.00		10,362,157.40		0.00	25-Mar-09
	04_50_B1XX	JPY	1,500,000,000.00		15,543,236.10		0.00	25-Mar-09
	04_63_B1XX	JPY	1,500,000,000.00		15,543,236.10		0.00	25-Mar-09
	04_64_B1XX	JPY	1,000,000,000.00		10,104,071.94		0.00	11-Mar-09
	06_23_B1XX	JPY	1,000,000,000.00		10,244,327.20		2.28	27-Mar-09
	06_33_B1XX	JPY	700,000,000.00		7,266,687.43		3.22	16-Mar-09
	06_39_B1XX	JPY	500,000,000.00		5,068,423.72		0.00	19-Mar-09
	07_04_B1XX	JPY	500,000,000.00		5,342,165.71		0.00	23-Feb-09
	07_34_B1YY	JPY	500,000,000.00		5,190,491.02		2.00	16-Mar-09
			Sum Of NotionalAmt:	11,100,000,000.00	Sum Of NotionalUSDAmt:	114,244,951.47		
	06_22_B1XX	USD	80,000,000.00		80,000,000.00		0.00	16-Mar-09
	08_41XXXXX	USD	100,000,000.00		100,000,000.00		3.34	16-Jan-09
			Sum Of NotionalAmt:	180,000,000.00	Sum Of NotionalUSDAmt:	180,000,000.00		
	07_35XXXXX	ZAR	80,000,000.00		7,597,701.60		8.16	10-Mar-09
			Sum Of NotionalAmt:	80,000,000.00	Sum Of NotionalUSDAmt:	7,597,701.60		
					Sum Of NotionalUSDAmt1:	**301,842,653.07**		
Matured IBRD Borrowings								
	003785_03X	USD	1,190,476.00		1,190,476.00		8.00	02-Mar-09
	004210_06X	USD	222,000.00		222,000.00		5.58	15-Jan-09
			Sum Of NotionalAmt:	1,412,476.00	Sum Of NotionalUSDAmt:	1,412,476.00		
					Sum Of NotionalUSDAmt1:	**1,412,476.00**		

12/31/2008

New Market Borrowings

09_104XXXX	AUD	3,000,000.00		2,010,150.00		3.73	18-Dec-08
09_108XXXX	AUD	6,700,000.00		4,750,300.00		3.90	22-Dec-08
09_79XXXXX	AUD	10,000,000.00		6,750,500.00		4.56	20-Oct-08
09_87XXXXX	AUD	10,000,000.00		6,232,500.00		4.35	25-Nov-08
09_93XXXXX	AUD	7,500,000.00		4,923,375.00		0.00	01-Dec-08
09_95XXXXX	AUD	110,000,000.00		69,806,000.00		3.25	26-Nov-08
09_99XXXXX	AUD	60,000,000.00		40,203,000.00		0.50	18-Dec-08
		Sum Of NotionalAmt:	207,200,000.00	Sum Of NotionalUSDAmt:	134,675,825.00		
09_107XXXX	BRL	7,000,000.00		2,936,980.78		7.10	18-Dec-08
09_67XXXXX	BRL	10,000,000.00		4,409,171.08		9.70	14-Oct-08
09_73XXXXX	BRL	8,000,000.00		3,786,713.37		9.70	23-Oct-08
09_82XXXXX	BRL	10,000,000.00		4,658,855.32		9.70	06-Nov-08
09_89XXXXX	BRL	7,000,000.00		2,957,642.34		10.00	03-Dec-08
09_98XXXXX	BRL	7,000,000.00		2,936,980.78		8.40	18-Dec-08
		Sum Of NotionalAmt:	49,000,000.00	Sum Of NotionalUSDAmt:	21,686,343.67		
09_62XXXXX	JPY	300,000,000.00		2,824,592.79		3.50	01-Oct-08
09_69YYYYY	JPY	500,000,000.00		4,899,078.97		9.80	22-Oct-08
09_71XXXXX	JPY	666,000,000.00		6,337,726.60		10.10	02-Oct-08
09_85XXXXX	JPY	300,000,000.00		3,023,431.59		10.30	12-Nov-08
		Sum Of NotionalAmt:	1,766,000,000.00	Sum Of NotionalUSDAmt:	17,084,829.95		
09_105XXXX	NZD	3,000,000.00		1,676,550.00		4.30	18-Dec-08
09_78XXXXX	NZD	17,500,000.00		10,696,875.00		5.64	20-Oct-08
09_92XXXXX	NZD	53,000,000.00		29,462,700.00		5.05	19-Nov-08
		Sum Of NotionalAmt:	73,500,000.00	Sum Of NotionalUSDAmt:	41,836,125.00		
09_100XXXX	TRY	7,000,000.00		4,594,230.96		13.50	29-Dec-08
09_101XXXX	TRY	30,000,000.00		19,140,587.62		11.50	18-Dec-08
09_106XXXX	TRY	49,500,000.00		31,581,969.57		12.30	18-Dec-08
09_72XXXXX	TRY	20,000,000.00		12,584,156.55		13.20	30-Oct-08
09_74XXXXX	TRY	60,000,000.00		35,169,988.28		1.00	27-Oct-08
09_75XXXXX	TRY	8,000,000.00		5,106,926.27		14.46	04-Nov-08
09_76XXXXX	TRY	6,600,000.00		4,347,826.09		14.60	06-Nov-08
09_81XXXXX	TRY	90,000,000.00		60,648,943.70		0.50	20-Oct-08
09_84XXXXX	TRY	20,000,000.00		12,584,156.55		14.30	30-Oct-08
09_86XXXXX	TRY	15,000,000.00		8,897,852.65		15.13	25-Nov-08
09_88XXXXX	TRY	4,000,000.00		2,508,623.39		14.70	03-Dec-08
09_90XXXXX	TRY	19,000,000.00		11,399,772.00		14.31	20-Nov-08
09_91XXXXX	TRY	4,500,000.00		2,854,877.08		14.50	01-Dec-08
09_97XXXXX	TRY	28,000,000.00		17,864,548.44		14.11	18-Dec-08
		Sum Of NotionalAmt:	361,600,000.00	Sum Of NotionalUSDAmt:	229,284,459.15		
09_109XXXX	USD	300,000,000.00		300,000,000.00		2.63	17-Dec-08
09_77XXXXX	USD	300,000,000.00		300,000,000.00		3.60	10-Oct-08
09_83XXXXX	USD	10,000,000.00		10,000,000.00		2.84	30-Oct-08
09_94XXXXX	USD	30,900,000.00		30,900,000.00		2.01	26-Nov-08
09_96XXXXX	USD	300,000,000.00		300,000,000.00		3.35	25-Nov-08
		Sum Of NotionalAmt:	940,900,000.00	Sum Of NotionalUSDAmt:	940,900,000.00		
09_102XXXX	ZAR	415,000,000.00		40,458,399.80		6.80	09-Dec-08
09_58XXXXX	ZAR	20,000,000.00		2,437,924.40		8.94	01-Oct-08
09_68XXXXX	ZAR	278,770,000.00		31,579,901.91		9.30	09-Oct-08
09_70XXXXX	ZAR	26,000,000.00		2,565,367.48		8.80	20-Oct-08
09_80XXXXX	ZAR	670,000,000.00		66,107,546.60		8.65	20-Oct-08
		Sum Of NotionalAmt:	1,409,770,000.00	Sum Of NotionalUSDAmt:	143,149,140.19		
				Sum Of NotionalUSDAmt1:	**1,528,616,722.96**		

Matured Market Borrowings

09_38_B1XX	BRL	80,000,000.00		34,587,116.30		12.00	15-Oct-08
		Sum Of NotionalAmt:	80,000,000.00	Sum Of NotionalUSDAmt:	34,587,116.30		
99_12_B6XX	EUR	11,891,420.10		14,954,055.35		3.99	25-Nov-08
		Sum Of NotionalAmt:	11,891,420.10	Sum Of NotionalUSDAmt:	14,954,055.35		
02_107_B1X	JPY	1,700,000,000.00		16,024,130.46		2.87	03-Oct-08
02_45_B1XX	JPY	1,600,000,000.00		17,770,866.89		0.00	18-Dec-08
02_56_B1XX	JPY	2,500,000,000.00		27,766,979.51		0.00	18-Dec-08
06_42_B1XX	JPY	600,000,000.00		6,518,550.71		0.00	15-Dec-08
		Sum Of NotionalAmt:	6,400,000,000.00	Sum Of NotionalUSDAmt:	68,080,527.57		
06_12XXXXX	NZD	100,000,000.00		55,060,000.00		7.00	21-Nov-08
		Sum Of NotionalAmt:	100,000,000.00	Sum Of NotionalUSDAmt:	55,060,000.00		
09_23_B1XX	ZAR	50,000,000.00		4,835,590.00		12.50	18-Dec-08
		Sum Of NotionalAmt:	50,000,000.00	Sum Of NotionalUSDAmt:	4,835,590.00		
				Sum Of NotionalUSDAmt1:	**177,517,289.22**		

9/30/2008

New Market Borrowings

09_56XXXXX	AUD	80,000,000.00		67,532,000.00		0.50	25-Sep-08
09_63XXXXX	AUD	91,000,000.00		75,948,600.00		5.20	24-Sep-08
09_65XXXXX	AUD	12,500,000.00		10,432,500.00		5.67	24-Sep-08
		Sum Of NotionalAmt:	183,500,000.00	Sum Of NotionalUSDAmt:	153,913,100.00		
09_32XXXXX	BRL	7,500,000.00		4,801,536.49		10.55	06-Aug-08
09_33XXXXX	BRL	7,500,000.00		4,764,930.11		10.45	11-Aug-08
09_37XXXXX	BRL	7,500,000.00		4,609,569.47		10.50	14-Aug-08
09_38_R1XX	BRL	50,000,000.00		32,028,697.71		12.00	04-Aug-08
09_38XXXXX	BRL	100,000,000.00		64,057,395.43		12.00	04-Aug-08
09_48XXXXX	BRL	16,000,000.00		9,929,870.29		10.00	26-Aug-08
09_49XXXXX	BRL	7,000,000.00		3,907,013.09		10.10	25-Sep-08
09_50XXXXX	BRL	15,000,000.00		8,414,911.22		9.55	17-Sep-08
09_51XXXXX	BRL	7,500,000.00		4,352,115.13		10.00	09-Sep-08
09_54XXXXX	BRL	10,000,000.00		5,609,940.82		9.80	18-Sep-08
09_59XXXXX	BRL	15,000,000.00		8,089,087.82		9.80	29-Sep-08
		Sum Of NotionalAmt:	243,000,000.00	Sum Of NotionalUSDAmt:	150,565,067.58		
09_20XXXXX	JPY	1,064,000,000.00		10,095,834.52		10.60	03-Jul-08
09_24XXXXX	JPY	400,000,000.00		3,731,517.33		10.00	29-Jul-08
09_25XXXXX	JPY	1,000,000,000.00		9,305,788.20		10.00	09-Jul-08
09_27XXXXX	JPY	1,000,000,000.00		9,135,757.35		11.00	11-Aug-08
09_30XXXXX	JPY	500,000,000.00		4,647,704.03		10.85	05-Aug-08
09_31XXXXX	JPY	2,000,000,000.00		18,557,179.31		11.05	28-Jul-08
09_39XXXXX	JPY	300,000,000.00		2,745,744.10		10.00	26-Aug-08
09_40XXXXX	JPY	500,000,000.00		4,534,530.45		4.00	20-Aug-08
09_41XXXXX	JPY	1,634,000,000.00		15,147,863.17		10.10	07-Aug-08
09_46XXXXX	JPY	500,000,000.00		4,597,701.15		0.92	02-Sep-08
09_47XXXXX	JPY	500,000,000.00		4,595,799.44		10.00	04-Sep-08
09_53XXXXX	JPY	1,000,000,000.00		9,224,241.31		4.00	08-Sep-08
09_55XXXXX	JPY	649,000,000.00		5,965,347.67		9.65	04-Sep-08
09_60XXXXX	JPY	500,000,000.00		4,704,332.69		4.60	24-Sep-08
		Sum Of NotionalAmt:	11,547,000,000.00	Sum Of NotionalUSDAmt:	106,989,340.72		
09_66XXXXX	NZD	11,000,000.00		7,560,300.00		6.11	24-Sep-08
		Sum Of NotionalAmt:	11,000,000.00	Sum Of NotionalUSDAmt:	7,560,300.00		
09_16XXXXX	TRY	6,000,000.00		4,914,206.15		15.50	14-Jul-08
09_26XXXXX	TRY	6,800,000.00		5,679,682.61		15.80	24-Jul-08
09_29XXXXX	TRY	5,000,000.00		4,334,633.72		15.90	07-Aug-08
09_35XXXXX	TRY	12,430,000.00		10,510,739.05		14.40	14-Aug-08
09_43XXXXX	TRY	9,000,000.00		7,616,468.52		15.10	01-Sep-08
09_44XXXXX	TRY	4,000,000.00		3,385,097.11		15.20	02-Sep-08
09_52XXXXX	TRY	7,000,000.00		5,642,885.93		14.90	24-Sep-08
09_57XXXXX	TRY	11,000,000.00		8,849,557.52		14.52	25-Sep-08
09_61XXXXX	TRY	3,600,000.00		2,860,548.27		15.20	23-Sep-08
		Sum Of NotionalAmt:	64,830,000.00	Sum Of NotionalUSDAmt:	53,793,818.88		
09_21XXXXX	USD	6,290,000.00		6,290,000.00		10.60	03-Jul-08
09_28XXXXX	USD	24,000,000.00		24,000,000.00		2.70	29-Jul-08
09_42XXXXX	USD	6,710,000.00		6,710,000.00		10.10	07-Aug-08
09_64XXXXX	USD	500,000,000.00		500,000,000.00		3.00	17-Sep-08
		Sum Of NotionalAmt:	537,000,000.00	Sum Of NotionalUSDAmt:	537,000,000.00		
09_22XXXXX	ZAR	70,000,000.00		9,314,704.00		11.28	30-Jul-08
09_23XXXXX	ZAR	500,000,000.00		64,506,975.00		12.50	09-Jul-08
09_34XXXXX	ZAR	38,000,000.00		5,004,016.32		7.21	29-Jul-08
09_36XXXXX	ZAR	38,000,000.00		5,004,016.32		9.78	29-Jul-08
09_45XXXXX	ZAR	296,670,000.00		38,662,885.84		10.32	26-Aug-08
		Sum Of NotionalAmt:	942,670,000.00	Sum Of NotionalUSDAmt:	122,492,597.48		
				Sum Of NotionalUSDAmt1:	**1,132,314,224.66**		

Matured Market Borrowings

04_34XXXXX	AUD	250,000,000.00		219,062,500.00		4.64	18-Aug-08
		Sum Of NotionalAmt:	250,000,000.00	Sum Of NotionalUSDAmt:	219,062,500.00		
03_68XXXXX	EUR	0.00		0.00		4.13	22-Aug-08
99_04XXXXX	EUR	29,347,028.61		45,386,647.10		0.00	11-Aug-08
		Sum Of NotionalAmt:	29,347,028.61	Sum Of NotionalUSDAmt:	45,386,647.10		
02_122_B1X	JPY	1,000,000,000.00		9,439,750.79		1.34	29-Sep-08
03_11_B1XX	JPY	1,000,000,000.00		9,439,750.79		0.00	29-Sep-08
03_14_B1XX	JPY	1,000,000,000.00		9,439,750.79		2.16	29-Sep-08
03_79_B1XX	JPY	1,100,000,000.00		10,383,725.87		0.00	29-Sep-08
06_01_B1XX	JPY	500,000,000.00		4,558,300.67		0.00	18-Aug-08
06_06_B1XX	JPY	500,000,000.00		4,656,577.42		0.00	16-Sep-08
06_37_B1XX	JPY	500,000,000.00		4,704,332.69		2.35	24-Sep-08
07_05_B1XX	JPY	550,000,000.00		5,012,302.93		0.00	21-Aug-08
07_08_B1XX	JPY	500,000,000.00		4,536,999.23		0.00	14-Aug-08
07_09_B1XX	JPY	500,000,000.00		4,598,335.40		0.00	05-Sep-08
		Sum Of NotionalAmt:	7,150,000,000.00	Sum Of NotionalUSDAmt:	66,769,826.58		
07_56XXXXX	USD	100,000,000.00		100,000,000.00		5.18	01-Jul-08
		Sum Of NotionalAmt:	100,000,000.00	Sum Of NotionalUSDAmt:	100,000,000.00		
				Sum Of NotionalUSDAmt1:	**431,218,973.68**		

Matured IBRD Borrowings

003785_03X	USD	1,190,476.00		1,190,476.00		8.00	02-Sep-08
004210_06X	USD	222,000.00		222,000.00		5.58	15-Jul-08
		Sum Of NotionalAmt:	1,412,476.00	Sum Of NotionalUSDAmt:	1,412,476.00		
				Sum Of NotionalUSDAmt1:	**1,412,476.00**		